UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Lightning eMotors, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

53228T101

(CUSIP Number)

May 6, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G
CUSIP No. 53228T101		Page 2 of 7

1	NAMES OF REPORTING PERSONS Rosella Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,170,687(1)
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 11,170,687(1)
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,170,687(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.3%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Represents 11,170,687 shares of Lightning eMotors, Inc. Common Stock held directly by Rosella Holdings Limited.

(2)	The percentage is based upon the 73,229,705 shares of Common Stock, par value $0.0001 per share, outstanding as of May 6, 2021, based on information included in the Issuer’s Current Report on Form 8-K filed on May 12, 2021.

Schedule 13G
CUSIP No. 53228T101		Page 3 of 7

1	NAMES OF REPORTING PERSONS International Company Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 11,170,687(1)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 11,170,687(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,170,687(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.3%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Represents 11,170,687 shares of Lightning eMotors, Inc. Common Stock directly held by Rosella Holdings Limited. International Company Management Ltd. may be deemed to have or share beneficial ownership of the securities held directly by Rosella Holdings Limited. International Company Management Ltd. disclaims beneficial ownership of such securities.

(2)	The percentage is based upon the 73,229,705 shares of Common Stock, par value $0.0001 per share, outstanding as of May 6, 2021, based on information included in the Issuer’s Current Report on Form 8-K filed on May 12, 2021.

Schedule 13G
CUSIP No. 53228T101		Page 4 of 7

1	NAMES OF REPORTING PERSONS Portman Welbeck Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 11,170,687(1)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 11,170,687(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,170,687(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.3%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Represents 11,170,687 shares of Lightning eMotors, Inc. Common Stock directly held by Rosella Holdings Limited. Portman Welbeck Ltd. may be deemed to have or share beneficial ownership of the securities held directly by Rosella Holdings Limited. Portman Welbeck Ltd. disclaims beneficial ownership of such securities.

(2)	The percentage is based upon the 73,229,705 shares of Common Stock, par value $0.0001 per share, outstanding as of May 6, 2021, based on information included in the Issuer’s Current Report on Form 8-K filed on May 12, 2021.

Schedule 13G
CUSIP No. 53228T101		Page 5 of 7

Item 1(a).	Name of Issuer:

Lightning eMotors, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

815 14th Street SW, Suite A100, Loveland, Colorado 80537

Item 2(a).	Name of Person Filing

This Schedule 13G is filed on behalf of Rosella Holdings Limited, International Company Management Limited (“ICML”) and Portman Welbeck Limited (“PWL” and collectively with Rosella Holdings Limited and ICML, the “Reporting Persons”).

Rosella Holdings Limited is the direct holder of the Common Stock reflected in this Schedule 13G. ICML and PWL are the directors and nominee shareholders of Rosella Holdings Limited, and they determine Rosella Holdings Ltd.’s exercise of the voting rights associated with the Common Stock.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business offices of Rosella Holdings Limited, International Company Management Limited and Portman Welbeck Limited is Trafalgar Court, 3rd Floor, West Wing, Les Banques, St. Peter Port, Guernsey GYI 2JA.

Item 2(c).	Citizenship:

Each Reporting Person is incorporated in Guernsey.

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.0001 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

53228T101

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

(a)	Amount Beneficially Owned:

As of May 14, 2021, Rosella Holdings Ltd. may be deemed to be the beneficial owner of 11,170,687 shares of the Issuer’s Common Stock. ICML and PWL may be deemed to have or share beneficial ownership of the securities held directly by Rosella Holdings Ltd. Each of ICML and PWL disclaims beneficial ownership of such securities.

Schedule 13G
CUSIP No. 53228T101		Page 6 of 7

(b)	Percent of Class:

As of May 14, 2021, Rosella Holdings Ltd. may be deemed to be the beneficial owner of approximately 15.3% of the Issuer’s outstanding Common Stock, based upon the 73,229,705 shares of Common Stock, par value $0.0001 per share, outstanding as of May 6, 2021 based on information included in the Issuer’s Current Report on Form 8-K filed on May 12, 2021.

(c)	Number of shares of Common Stock as to which Rosella Holdings Ltd. has:

(i) Sole power to vote or direct the vote:	11,170,687
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	11,170,687
(iv) Shared power to dispose or direct the disposition of:	0

Number of shares of Common Stock as to which each of ICML and PWL has:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	11,170,687
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	11,170,687

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Schedule 13G
CUSIP No. 53228T101		Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROSELLA HOLDINGS LIMITED
By:	/s/ Charlotte Bates
Name:	Charlotte Bates
Title:	Director and Authorized Signatory of Portman Welbeck Limited

INTERNATIONAL COMPANY MANAGEMENT LTD.
By:	/s/ Karen Higgins
Name:	Karen Higgins
Title:	Director

PORTMAN WELBECK LTD.
By:	/s/ Ciaran O'Neill
Name:	Ciaran O'Neill
Title:	Director

May 14, 2021